Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-165812 and No. 333-168847 on Form S-8 and No. 333-187154 on Form F-10/A, and to the use of our report dated March 9, 2015 relating to the consolidated financial statements of Westport Innovations Inc. and subsidiaries (“Westport”), and our report relating to the effectiveness of Westport’s internal control over financial reporting dated March 9, 2015, and July 23, 2015 as to the effects of the material weakness described in the Management’s Annual report on Internal Control over Financial Reporting (revised) (which report expresses an adverse opinion on the effectiveness of Westport’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 40-F/A of Westport for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

July 23, 2015